EXECUTION COPY
INDUCEMENT AGREEMENT
among
HANNY HOLDINGS LIMITED
HANNY MAGNETICS (B.V.I.) LIMITED
INVESTOR CAPITAL MANAGEMENT ASIA LIMITED
INVESTOR CAPITAL PARTNERS — ASIA FUND L.P.
GLOBAL MEDIA LIMITED
MEMOREX HOLDINGS LIMITED
and
IMATION CORP.
made as of
January 19, 2006

I. VOTING AGREEMENTS		5

1.1	Agreement to Vote Seller Capital Shares	5
1.2	Agreement to Vote Controlling Shares	5
1.3	No Sale of Shares	5
1.4	Conditional Irrevocable Proxy	5
1.5	Limitation	6
1.6	Waiver of Rights of Appraisal	6
1.7	No Negotiation	6
1.8	Termination of Obligations	6

II. HANNY HOLDINGS SHAREHOLDERS’ MEETING		7

2.1	Obligation to Convene	7
2.2	Board Recommendation	7
2.3	Acquisition Proposals	7
2.4	Breakup Fee	7

III. GUARANTY OF CERTAIN SELLER INDEMNITIES		7

3.1	Guaranty	7
3.2	No Conditions	8
3.3	Other Transactions	8
3.4	Actions Not Required	8
3.5	Recovery of Payment	9
3.6	Remedies	9
3.7	Bankruptcy of Seller	9
3.8	Change in Control of Seller	9
3.9	Payment	9

IV. REPRESENTATIONS AND WARRANTIES OF THE OWNERS		9

4.1	Incorporation; Power and Authority	9
4.2	Valid and Binding Agreement	10
4.3	No Breach; Consents	10

V. OTHER PRE-CLOSING AGREEMENTS		10

5.1	Further Assurances	10
5.2	Confidentiality of Transactions	10
5.3	Waiver of Claims; Payment of Indebtedness	10
5.4	Acknowledgement	11
5.5	Memcorp Agreement	11
5.6	Japan Trademarks	11
5.7	Memtek Taiwan Employees and Assets	11
5.8	Digital Communications Limited	11

VI. POST-CLOSING COVENANTS		12

6.1	Non-Solicitation	12
6.2	Confidentiality of Technical and Business Information	12

6.3	Covenant Not to Compete	13
6.4	Accounting Support	14
6.5	Access to Books and Records	14

VII. GENERAL PROVISIONS		15

7.1	Capacity	15
7.2	Further Assurances	15
7.3	Expenses	15
7.4	Amendment and Waiver	15
7.5	Notices	15
7.6	No Third Party Beneficiaries	17
7.7	Severability	17
7.8	Complete Agreement	17
7.9	Assignment	17
7.10	Signatures; Counterparts	17
7.11	Governing Law	18
7.12	Specific Performance	18
7.13	Arbitration	18
7.14	Construction	18
7.15	Time of Essence	18

INDUCEMENT AGREEMENT
     This INDUCEMENT AGREEMENT (this “Agreement”) is made as of January 19, 2006 by and among HANNY HOLDINGS LIMITED, a limited company organized under the laws of Bermuda (“Hanny Holdings”); HANNY MAGNETICS (B.V.I.) LIMITED, a limited company organized under the laws of the British Virgin Islands (“Hanny Magnetics (B.V.I.)”); INVESTOR CAPITAL MANAGEMENT ASIA LIMITED, an exempted limited liability company organized under the laws of Guernsey, Channel Islands (“ICMAL”); INVESTOR CAPITAL PARTNERS — ASIA FUND L.P., a limited partnership organized under the laws of Bermuda (“ICP”), acting through its general partner, ICMAL; GLOBAL MEDIA LIMITED, a limited company organized under the laws of Guernsey, Channel Islands (“Global Media”); MEMOREX HOLDINGS LIMITED, a limited company organized under the laws of Bermuda (“Memorex Holdings” and, together with Hanny Holdings, Hanny Magnetics (B.V.I.), ICMAL, ICP and Global Media, the “Owners”); and IMATION CORP., a corporation organized under the laws of the State of Delaware, USA (“Purchaser”). Capitalized terms that are used but not defined in this Agreement (including the symbol “$”) have the meanings ascribed to them in the Acquisition Agreement (as defined below).
RECITALS
     WHEREAS, Memorex Holdings is the holder of 67.08% of the issued and outstanding ordinary shares (the “Seller Capital Shares”) in the capital of Memorex International Inc. (“Seller”).
     WHEREAS, Hanny Magnetics (B.V.I.) and Global Media are together the holders of all of the issued and outstanding shares in the capital of Memorex Holdings; Hanny Holdings is the holder of all of the shares in the capital of Hanny Magnetics (B.V.I.); and ICP is the holder of ninety percent (90%) of the shares in the capital of Global Media (all of such shares, in each case, the “Controlling Shares” and, together with the Seller Capital Shares, the “Relevant Shares”).
     WHEREAS, Purchaser and Seller have negotiated the terms and conditions of an agreement (the “Acquisition Agreement”), to be dated as of the date of this Agreement, providing for the purchase by Purchaser and certain of its Subsidiaries (the “Purchasing Companies”) of substantially all of the assets of Seller, including the shares in the capital of certain of its subsidiaries (the “Acquired Companies” and, together with Seller, the “Companies”).
     WHEREAS, Purchaser has made it a condition of its willingness to enter into the Acquisition Agreement and consummate the transactions contemplated by the Acquisition Agreement (the “Transactions”) that the Owners enter into this Agreement.
     WHEREAS, the Owners are willing to enter into this Agreement in order to induce Purchaser to enter into the Acquisition Agreement and consummate the Transactions.

     NOW, THEREFORE, in consideration of the mutual representations, warranties and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
I. VOTING AGREEMENTS
     1.1 Agreement to Vote Seller Capital Shares. At such time as Seller convenes a general meeting of, solicits written consents from or otherwise seeks a vote of Seller’s shareholders for the purpose of considering the Acquisition Agreement or the Transactions, Memorex Holdings agrees to vote all of the Seller Capital Shares owned by it and entitled to vote thereon (whether held directly or beneficially and whether now owned or hereafter acquired) in favor of the Acquisition Agreement and the Transactions and all other actions necessary or desirable for the consummation of the Transactions. If Seller convenes a general meeting of, solicits written consents from or otherwise seeks a vote of Seller’s shareholders with respect to any Acquisition Proposal (as that term is defined in Section 1.7 below) or any other matter that may contradict any provision of the Acquisition Agreement or may make it more difficult or less desirable for Seller to consummate the Transactions, Memorex Holdings agrees to vote all Seller Capital Shares owned by it against such Acquisition Proposal or any such matter and not to vote any Seller Capital Shares in any manner that otherwise supports such Acquisition Proposal.
     1.2 Agreement to Vote Controlling Shares. Each of the Owners, other than Memorex Holdings, agrees to exercise its respective rights and powers as a holder of Controlling Shares, including (a) the convening of any general meeting of such Owner that may be required to authorize compliance by each such Owner with the provisions hereof and (b) voting the Controlling Shares held by each of them at any general meeting of any of the Owners at which such Controlling Shares are entitled to vote, in each case in such a manner as may be required to ensure compliance by Memorex Holdings of its obligations under Section 1.1 hereof.
     1.3 No Sale of Shares. Each of the Owners agrees not to tender, sell or otherwise transfer any of the Relevant Shares to any third party without the consent of Purchaser. If any Owner is the beneficial owner, but not the record holder, of any Relevant Shares, such Owner agrees to take all actions necessary to cause the record holder and any nominees to vote all of such Relevant Shares in favor of the approval of the Transactions.
     1.4 Conditional Irrevocable Proxy. To secure each Owner’s obligation to vote such Owner’s Relevant Shares in accordance with the provisions of this Agreement, each Owner appoints Purchaser as such Owner’s proxy and attorney, with full power of substitution, to vote all of that Owner’s Relevant Shares, in such proxy’s sole discretion, in accordance with Section 1.1 or 1.2 if such Owner fails to comply with the provisions of such section. The proxy granted by each Owner pursuant to this Section 1.4 is coupled with an interest and is given to secure the performance of such Owner’s agreements under this Agreement. Such proxies are irrevocable and will survive the bankruptcy, insolvency, winding up or dissolution of any Owner. Each of the Owners represents that any proxies heretofore given by it in respect of any of the Relevant Shares that may still be in effect are not irrevocable and that any such proxies are hereby revoked. Without limiting the generality of the foregoing, no Owner has entered into any voting agreement (other than this Agreement) with any Person with respect to any of the Relevant Shares, granted any Person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Relevant Shares, deposited any of the Relevant Shares in a voting trust or entered into any arrangement or agreement with any Person limiting or affecting his, her or its legal power, authority or right to vote any of the Relevant Shares on any matter.

     1.5 Limitation. Each Owner will retain at all times the right to vote such Owner’s Relevant Shares in that Owner’s sole discretion on all matters, other than those set forth in Sections 1.1 and 1.2, that are at any time or from time to time presented for consideration by Seller or any of the Owners generally.
     1.6 Waiver of Rights of Appraisal. Each of the Owners waives any rights of appraisal with respect to the Transactions, or rights to dissent from the Transactions, that such Owner may have.
     1.7 No Negotiation. Each of the Owners agrees that it will not, and will use its commercially reasonable efforts to cause their respective Affiliates, and the officers, directors, employees, agents, and representatives of each of them, not to, directly or indirectly, solicit, initiate or encourage submission of any proposal or offer from any Person (including any of its or their officers or employees, representatives, agents or affiliates) relating to any liquidation (other than a liquidation of Seller after the Closing), dissolution, recapitalization, tender or exchange offer, solicitation of proxies, merger, consolidation or acquisition of all or a material portion of the assets of, or any equity interest in, any of the Companies or other similar transaction or business combination involving any of the Companies (an “Acquisition Proposal”), or participate in any discussions or negotiations regarding, or furnish to any other Person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing. Each of the Owners will promptly notify Purchaser if any such Acquisition Proposal, or any inquiry from or contact with any Person with respect thereto, is made and will promptly provide Purchaser with such information regarding such Acquisition Proposal, inquiry or contact as Purchaser may reasonably request. Each of the Owners agrees that it will not, and will use its commercially reasonable efforts to cause their respective Affiliates, and the officers, directors, employees, agents, and representatives of each of them, not to, directly or indirectly, make or authorize any public statement, recommendation or solicitation in support of any proposal made by any Person or group of Persons (other than Purchaser) relating to any of the foregoing. Without limiting the foregoing, each of the Owners understands and agrees that any violation of the restrictions set forth in this Section 1.7 by any Owner, whether or not such Owner is purporting to act on behalf of Seller or otherwise, will be deemed to be a breach by Seller of Section 5.10 of the Acquisition Agreement.
     1.8 Termination of Obligations. The obligations of the Owners under this Article I shall terminate upon the Closing under the Acquisition Agreement, or any termination of the Acquisition Agreement, provided that termination of such obligations shall be without prejudice to the rights or remedies of any party arising out of any breach of this Agreement prior to such termination.

II. HANNY HOLDINGS SHAREHOLDERS’ MEETING
     2.1 Obligation to Convene. Hanny Holdings shall take all action necessary under all applicable Laws to call, give notice of and hold a general meeting of its shareholders to vote on a proposal to approve the Transactions (the “Hanny Shareholders’ Meeting”). The Hanny Shareholders’ Meeting shall be held on a date selected by Hanny Holdings in consultation with Purchaser as promptly as practicable after the date of this Agreement. Hanny Holdings shall ensure that all notices, circulars and other communications in connection with the Hanny Shareholders’ Meeting are provided in compliance with all applicable Laws.
     2.2 Board Recommendation. The notice of the Hanny Shareholders’ Meeting (or any accompanying proxy statement) shall include a statement to the effect that the board of directors of Hanny recommends that the shareholders of Hanny Holdings vote to approve the transactions contemplated by this Agreement at the Hanny Shareholders’ Meeting (such statement, the “Hanny Board Recommendation”). The Hanny Board Recommendation may not be withdrawn or modified in a manner adverse to Purchaser, and no resolution by the board of directors of Hanny or any committee thereof to withdraw or modify the Hanny Board Recommendation in a manner adverse to Purchaser may be adopted or proposed.
     2.3 Acquisition Proposals. The obligation of Hanny Holdings to call, give notice of and hold the Hanny Shareholders’ Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Acquisition Proposal or by any withdrawal or modification of the Hanny Board Recommendation.
     2.4 Breakup Fee. In the event that (i)(A) the Hanny Shareholders’ Meeting shall have been convened and concluded and the Transactions shall not have been approved by the Required Hanny Shareholder Vote, or (B) the Acquisition Agreement shall have been terminated on or after July 1, 2006 without the Hanny Shareholders’ Meeting having been convened and concluded, and (ii) an Acquisition Proposal, whether or not publicly disclosed, shall have been communicated to or received by Seller, any of the Owners or their respective Affiliates, or any shareholder, director, officer, employee, consultant, representative or agent of any of them, prior to such termination, and (iii) an Acquisition Transaction in which Purchaser or any of its Affiliates is not a participant shall be consummated within twelve (12) months after the date of such termination, then in such event Hanny Holdings shall pay to Purchaser the sum of $16,500,000. Such amount shall be payable no later than the date on which the Acquisition Transaction described in clause (iii) of the preceding sentence shall be consummated.
III. GUARANTY OF CERTAIN SELLER INDEMNITIES
     3.1 Guaranty. Hanny Holdings hereby guarantees to Purchaser (the “Guaranty”) the performance by Seller of Seller’s indemnification obligations with respect to the Exception Matters pursuant to Article IX of the Acquisition Agreement (the “Obligations”); provided, that (i) the aggregate liability of Hanny Holdings under this Guaranty shall not exceed an amount equal to (x) 40.248% of the portion of the Purchase Price payable to Seller at the Closing (as the Purchase Price may be increased or decreased pursuant to the provisions of Section 2.9 of the Acquisition Agreement) minus (y) the sum of any indemnification amounts paid by Seller pursuant to Article IX plus any amounts released to Purchaser from the Indemnification Escrow Account; and (ii) Hanny Holdings shall have no liability under the Guaranty unless and until the Indemnification Escrow Account has been exhausted, it being understood and agreed that Purchaser shall in all events proceed first to recover the Obligations to the extent of available funds in the Indemnification Escrow Account.

     3.2 No Conditions. Except as expressly otherwise provided in Section 3.1, this Guaranty is an absolute, unconditional, complete and continuing guaranty of payment and performance of the Obligations, and the obligations of Hanny Holdings hereunder shall not be released, in whole or in part, by any action or thing which might, but for this provision, be deemed a legal or equitable discharge of a surety or guarantor, other than irrevocable performance in full of the Obligations. Apart from the notices required under the provisions of the Acquisition Agreement, no notice of the Obligations to which this Guaranty may apply, or of any renewal or extension thereof, need be given to Hanny Holdings, and Hanny Holdings hereby expressly waives any other requirement for demand of performance or notice of nonperformance of any of the Obligations, and for any other notices and demands of any kind and description relating to the Obligations, that is now or hereafter provided for by any statute, law, rule or regulation. Hanny Holdings shall not be exonerated from its obligations and liabilities under this Guaranty by any act or thing except irrevocable performance of the Obligations, it being the purpose and intent of this Guaranty that the Obligations constitute direct and primary obligations of Hanny Holdings and that the covenants, agreements and all obligations of Hanny Holdings hereunder be absolute, unconditional and irrevocable.
     3.3 Other Transactions. The liability of Hanny Holdings hereunder shall not be affected or impaired by any amendment, modification, extension or supplement of the Acquisition Agreement, the Ancillary Agreements or any other agreement with respect to the Obligations, or by any waiver by Purchaser of compliance by Seller or its Affiliates with the respective terms thereof, or by any settlement or compromise of any of the Obligations, in each case without separate notice to Hanny Holdings, provided that, if any of the foregoing shall have occurred after the receipt by Purchaser of notice from Hanny Holdings of any change in the corporate control of Seller, Hanny Holdings shall not be relieved of its liability hereunder but such liability shall not be increased by reason of any such amendment, modification, extension, supplement, waiver, settlement or compromise. The liability of Hanny Holdings hereunder shall not be affected or impaired by any failure, delay, neglect or omission on the part of Purchaser to enforce or realize upon any of the Obligations except if, as and to the extent that such failure, delay, neglect or omission operates as a waiver, estoppel or discharge of the Obligations or a failure of Purchaser to perform any legal obligation it may have to mitigate damages. Subject to the immediately preceding sentence, no act or omission of Purchaser, whether or not such act or omission varies or increases the risk, or affects the rights or remedies, of Hanny Holdings, shall affect or impair the obligations of Hanny Holdings hereunder.
     3.4 Actions Not Required. Hanny Holdings hereby waives any and all right to cause a marshalling of the assets of Seller or any other action by any Governmental Entity with respect thereto or, except as expressly provided in Section 3.1 hereof, to cause Purchaser to proceed against any security for the Obligations or any other recourse which Purchaser may have with respect thereto and further waives any and all requirements that Purchaser institute any action or proceeding at law or in equity, or obtain any judgment, against Seller or any other Person, or, except as expressly provided in Section 3.1 hereof, with respect to any collateral security for the Obligations, as a condition precedent to making demand on or bringing an action or obtaining and/or enforcing a judgment against, Hanny Holdings upon this Guaranty.

     3.5 Recovery of Payment. If any payment received by Purchaser from Seller or the Escrow Account and applied to the Obligations is subsequently set aside, recovered, rescinded or required to be returned by reason of any bankruptcy, insolvency or reorganization of Seller, the Obligations to which such payment was applied shall for the purposes of this Guaranty be deemed to have continued in existence, notwithstanding such application, and this Guaranty shall be enforceable as to such Obligations as fully as if such application had never been made.
     3.6 Remedies. All remedies afforded to Purchaser by reason of this Guaranty are separate and cumulative remedies and it is agreed that no one of such remedies, whether or not exercised by Purchaser, shall be deemed to be in exclusion of any of the other remedies available to Purchaser and shall in no way limit or prejudice any other legal or equitable remedy which Purchaser may have hereunder with respect to the Obligations.
     3.7 Bankruptcy of Seller. Hanny Holdings expressly agrees that its liabilities and obligations under this Guaranty shall not in any way be impaired or otherwise affected by the institution by or against Seller of any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings, or any other similar proceedings for relief under any bankruptcy law or similar law for the relief of debtors and that any discharge of any of the Obligations pursuant to any such bankruptcy or similar law or other law shall not diminish, discharge or otherwise affect in any way the obligations of Hanny Holdings under this Guaranty, and that upon the institution of any of the above actions, such Obligations shall be enforceable against Hanny Holdings .
     3.8 Change in Control of Seller. Hanny Holdings further expressly agrees that its liabilities and obligations under this Guaranty shall not in any way be impaired or otherwise affected by any change in the corporate control or the liquidation and dissolution of Seller.
     3.9 Payment. Any amount that shall become payable by Hanny Holdings to Purchaser under Section 3.1 shall be due within ten (10) days following the determination of Seller’s liability for, and the amount of, the Obligations (whether such determination is made by agreement between Purchaser and Seller, by arbitration award or by final adjudication). All such payments shall be made by wire transfer of immediately available funds to the accounts designated by Purchaser and shall include simple interest thereon at a rate equal to one percent (1.00%) over the London Interbank Offered Rate (LIBOR) for ninety (90) day Dollar deposits, accruing from the date on which such payment shall have become due to the date of payment.
IV. REPRESENTATIONS AND WARRANTIES OF THE OWNERS
     Each Owner represents and warrants to Purchaser as follows:
     4.1 Incorporation; Power and Authority. Such Owner is a corporation or, in the case of ICP, a partnership, in each case duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, with all necessary power and authority to execute, deliver and perform this Agreement.

     4.2 Valid and Binding Agreement. The execution, delivery and performance of this Agreement by such Owner has been duly and validly authorized by all necessary corporate or equivalent action. This Agreement has been duly executed and delivered by such Owner and constitutes the valid and binding obligation of such Owner, enforceable against it in accordance with its terms, subject to the Remedies Exception.
     4.3 No Breach; Consents. The execution, delivery and performance of this Agreement by such Owner will not (i) contravene any provision of the Organizational Documents, if any, of such Owner; (ii) violate or conflict with any Law, Governmental Order or Governmental Authorization; (iii) result in the creation of any Encumbrance upon any Relevant Shares owned by such Owner; or (iv) require any Governmental Authorization.
V. OTHER PRE-CLOSING AGREEMENTS
     5.1 Further Assurances Each of the Owners shall use its commercially reasonable efforts to cause Seller to comply with Seller’s agreements with respect to the satisfaction of the conditions set forth in the Acquisition Agreement and the consummation of the Transactions. Without limiting the generality of the preceding sentence, Hanny Holdings shall cause Hanny Magnetics (B.V.I.), ICP shall cause Global Media, and Hanny Magnetics (B.V.I.) and Global Media shall each cause Memorex Holdings, and to comply with their respective obligations under this Agreement.
     5.2 Confidentiality of Transactions. Each of the Owners recognizes that successful consummation of the Transactions may be dependent upon confidentiality with respect to the matters referred to in this Agreement. In this connection, pending public disclosure, each Owner agrees not to disclose or discuss such matters with anyone not a party to this Agreement (other than its counsel and advisors, if any) without the prior written consent of Purchaser, except for any such disclosures that such Owner’s counsel advises are necessary in order to fulfill any requirement under any applicable Law, in which event such Owner shall give notice of such disclosure to Purchaser as promptly as practicable so that Purchaser may seek a protective order from a court of competent jurisdiction with respect to such disclosures.
     5.3 Waiver of Claims; Payment of Indebtedness. Effective as of the Closing, each Owner waives and releases any claim, arising prior to Closing, that it might have against any of the Acquired Companies, whether arising out of this Agreement, the Acquisition Agreement or otherwise. Effective as of the Closing, each Owner agrees that such Owner will not make any claim for indemnification against any of the Acquired Companies, and agrees to indemnify and hold harmless each of the Acquired Companies from any claim from any of its officers, directors, employees or agents, based upon or arising by reason of the fact that any of such Persons shall, at any time prior to Closing, have served at the request of any of the Companies as a partner, trustee, director, officer, employee or agent of any of the Acquired Companies (whether such claim is pursuant to any Law, Organizational Document, Contract or otherwise) and waives and releases any such claim for indemnification or contribution such Owner may have against any of the Acquired Companies. Each Owner will, and will cause any Affiliate of such Owner other than any of the Acquired Companies to, to repay and discharge in full, prior to Closing, any and all Liabilities of any kind or description, owed to any of the Acquired Companies; provided that offsetting transactions having the same economic effect may alternatively be used.

     5.4 Acknowledgement. The Owners acknowledge and agree that a portion of the Purchase Price is being placed in escrow pursuant to the Escrow Agreement and that they accept the Escrow Agreement and its operation.
     5.5 Memcorp Agreement. Memorex Holdings shall, prior to Closing, use its commercially reasonable efforts to (i) obtain from Memcorp Inc., a corporation organized under the laws of the State of Florida, USA (“Memcorp”), the written consent of Memcorp to the assignment by Memorex Holdings to Memorex US of all rights, subject to the obligations, of Memorex Holdings under that certain Distributor Agreement dated June 8, 1995, as amended, by and between Memorex Holdings and Memcorp (the “Memcorp Agreement”), (ii) complete such assignment of the Memcorp Agreement, (iii) obtain from Memcorp a transfer to Memorex US of ownership of the domain names memorexelectronics.com and memorex-electronics.com and (iv) provide to Purchaser a current and complete list of the categories of products currently being sold by Memcorp under the Memcorp Agreement.
     5.6 Japan Trademarks. Hanny Magnetics (B.V.I.) shall use its commercially reasonable efforts, at its own expense, to obtain the consent of Memorex Telex (Japan) Ltd., a corporation organized under the laws of Japan, to the assignment to Purchaser of the rights of Seller under the License Agreement dated as of January 17, 2006 but effective April 1, 2006, between Memorex Telex (Japan) Ltd. and Seller.
     5.7 Memtek Taiwan Employees and Assets. Hanny Magnetics (B.V.I.) shall, prior to Closing, cause Memtek Products (Taiwan) Inc. (“Memtek Taiwan”) to (i) permit Purchaser to interview and, if Purchaser deems appropriate, offer employment to, those employees of Memtek Taiwan who are engaged primarily in the Business, on the same basis as if they were Acquired Employees of the Companies, and (ii) deliver to Memorex Taiwan all books, records, inventories, Contracts, documents, electronic information and data and other assets used by Memtek Taiwan in the procurement of products for the Business. Hanny Magnetics (B.V.I.) will cause Memtek Taiwan to provide reasonable cooperation with Purchaser for these purposes.
     5.8 Digital Communications Limited. Hanny Magnetics (B.V.I.) shall, prior to Closing, use its commercially reasonable efforts to (i) obtain the written consent of Global 2000 Management Limited to (A) the waiver by Digital Communications of its rights under, and the termination of, that certain Trademark License Agreement between Hanny Magnetics (B.V.I.) and Digital Communications dated November 30, 1999, without the wind-down period therein provided for, (B) the termination of any sublicenses of the rights of Digital Communications thereunder without any wind-down periods, (C) the delivery by Digital Communications of any existing inventory of Memorex-branded products to Memorex US and (D) the transfer by Digital Communications of all of the issued and outstanding stock of the eMemorex Companies to Memorex US, and (ii) cause Digital Communications to take all the actions specified in subclauses (A) through (D) of clause (i) hereof prior to Closing. If and to the extent that Hanny Magnetics (B.V.I.) or any of its Affiliates makes any payment to Global 2000 Management Limited in order to secure the consent referred to in clause (i) hereof, Purchaser shall reimburse to Hanny Magnetics (B.V.I.) or its Affiliate, as the case may be, fifty percent (50%) of such payment, if reasonably documented, up to a maximum total reimbursement of $300,000.

VI. POST-CLOSING COVENANTS
Subject to the consummation of the Transactions and with effect as of the Closing provided for in the Acquisition Agreement, each of the Owners hereby covenants with Purchaser as follows:
     6.1 Non-Solicitation. During the period that commences on the Closing Date and ends on the third anniversary of the Closing Date, such Owner shall not solicit for employment, or assist any third party in soliciting for employment, any of the Acquired Employees; provided, however, that the parties agree that nothing in this Section 6.1 shall be construed to prohibit such Owner from (a) placing a general solicitation for employment or (b) hiring any Acquired Employees who contact Seller of their own accord.
     6.2 Confidentiality of Technical and Business Information.
     (a) Such Owner shall use its commercially reasonable efforts to keep confidential, and protect, and shall not divulge, allow access to or use in any way, (i) Intellectual Property Rights that, as of the Closing Date, constitute part of the Acquired Assets, including product specifications, formulae, compositions, processes, designs, sketches, photographs, graphs, drawings, samples, inventions and ideas, past, current and planned research and development, current and planned manufacturing and distribution methods and processes, customer lists, current and anticipated customer requirements, price lists, selling and purchasing policies and strategies, market studies, business plans, models, and strategies, Software, database technologies, systems, structures, architectures and data (and related processes, formulae, compositions, improvements, devices, know-how, inventions, discoveries, concepts, ideas, designs, methods and information), (ii) any and all information concerning the Business, the Acquired Assets or the Acquired Companies (including historical financial statements, financial projections and budgets, historical and projected sales, capital spending budgets and plans, the names and backgrounds of key personnel, personnel training and techniques and materials, however documented, (iii) any and all information pertaining to relationships and interactions (including written agreements, purchase orders, and correspondence) between any of the Companies and third parties, including customers, suppliers, distributors, OEMs, intellectual property owners, licensors, intellectual property licensing organizations, partners, outside legal counsel, and consultants and (iv) any and all notes, analyses, compilations, studies, summaries and other material containing or based, in whole or in part, on any information of any of the Companies included in the foregoing (“Confidential Information”). Such Owner acknowledges that such Confidential Information constitutes a unique and valuable asset of the Companies and, upon consummation of the transactions contemplated by this Agreement, of the Purchasing Companies and represents a substantial investment of time and expense by them, and that any unauthorized disclosure or other use of such Confidential Information other than for the sole benefit of Purchaser would be wrongful and would cause irreparable harm to Purchaser. Such Owner shall deliver to Purchaser at Closing or destroy, at the request and option of Purchaser, all tangible and intangible embodiments (and all copies) of such Confidential Information that are in the possession of such Owner, other than financial and tax records or other records required by applicable law or regulation to be retained. The foregoing obligations shall not apply to any

Confidential Information that (i) is or subsequently becomes generally publicly known, other than as a direct or indirect result of the breach by Seller of this Agreement or any Ancillary Agreement; (ii) subsequently comes lawfully into such Owner’s possession, free from any obligation of confidentiality, from a third party that does not owe Purchaser an obligation of confidentiality; or (iii) is required to be disclosed by applicable Law, judgment or order of any Governmental Entity, or regulation of any securities exchange; and nothing in this section shall be construed as prohibiting ICMAL, ICP or ICP’s Affiliates or other companies or partnerships owned or managed by any of them from making available to potential investors, in connection with the solicitation of investments in future funds and subject to the conclusion of customary agreements requiring investors to observe and comply with obligations of confidentiality, such financial and other non-operational information relating to the Companies as shall be reasonably necessary to enable such investors to evaluate the past performance of funds or companies owned or managed by ICMAL, ICP or ICP’s Affiliates.
     (b) Such Owner acknowledges that Purchaser has required that such Owner make the agreements in this Section 6.2 as a condition to Purchaser’s consummation of the transactions contemplated by the Acquisition Agreement. Such Owner agrees that the agreements contained in this Section 6.2 are reasonable and necessary to protect the legitimate interests of Purchaser and that any violation or breach of this Section 6.2 shall result in irreparable injury to Purchaser for which no adequate remedy would exist at law. Accordingly, in addition to any relief at law that may be available to Purchaser for such violation or breach and regardless of any other provision contained in this Agreement, Purchaser may be entitled to injunctive and other equitable relief restraining such violation or breach.
     (c) In the event that such Owner is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand or similar process) to disclose any Confidential Information, such Owner shall, to the extent reasonably practicable, notify Purchaser promptly of the request or requirement prior to any disclosure so that Purchaser may seek an appropriate protective order or waive compliance with the provisions of this Section 6.2. If, in the absence of a protective order or the receipt of a waiver from Purchaser, such Owner is, on the advice of counsel, compelled to disclose any Confidential Information, such Owner may disclose the Confidential Information; provided, however, that such Owner shall, at Purchaser’s expense, provide reasonable cooperation to Purchaser if Purchaser seeks to obtain an order or other assurance that confidential treatment shall be accorded to such portion of the Confidential Information required to be disclosed as Purchaser designates.
     6.3 Covenant Not to Compete.
     (a) As an inducement for Purchaser to enter into this Agreement and as additional consideration for the payment of the Purchase Price, for a period of one (1) year from the Closing Date, such Owner shall not, directly or indirectly, engage in, acquire, own or hold a business anywhere in the world that competes with the Business as conducted by the Companies prior to the Closing Date (the “Restricted Business”), whether as a proprietor, principal, agent, partner, officer, director, shareholder, employee, member of any association, consultant or otherwise. Ownership by such Owner, as a passive investment, of less than one percent (1%) of the outstanding shares of capital stock of any corporation whose stock is listed on any recognized securities exchange or publicly traded on The NASDAQ National Market shall not constitute a breach of this Section 6.3. Notwithstanding the foregoing, such Owner shall not be restricted by the foregoing provisions from acquiring and thereafter owning and operating any business if the revenues attributable to the portion of the business thereof that consists of Restricted Business are less than ten percent (10%) of the total revenues of such business; provided that nothing in this section shall be construed as prohibiting ICMAL, ICP or any of ICP’s Affiliates, or any companies or partnerships owned or managed by any of them, from investing, directly or through companies or funds under their ownership or management, in any company or other entity in the management of which none of their respective directors, officers or employees are engaged otherwise than as members of the board of directors of such company or entity.
     (b) Such Owner acknowledges that Purchaser has required that such Owner make the agreements in this Section 6.3 as a condition to Purchaser’s consummation of the transactions contemplated by the Acquisition Agreement. Such Owner acknowledges that the agreements contained in this Section 6.3 are reasonable (including with respect to duration, geographical area and scope) and necessary to protect the legitimate interests of Purchaser and that any violation or breach of this Section 6.3 shall result in substantial and irreparable harm to Purchaser for which no adequate remedy would exist at law. Accordingly, in addition to any relief at law that may be available to Purchaser for such violation or breach and regardless of any other provision contained in this Agreement, Purchaser may be entitled to injunctive and other equitable relief restraining such violation or breach (without any requirement that Purchaser provide any bond or other security).
     (c) If the final judgment of a court of competent jurisdiction holds that any term or provision of this Section 6.3 is invalid or unenforceable, the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed; provided, that such modification shall apply only to the extent that it affects the jurisdiction under the laws of which the original term or condition shall have been held to be invalid or unenforceable, and the original term or condition shall otherwise continue in full force and effect.
     6.4 Accounting Support. Hanny Holdings shall provide reasonable cooperation to Purchaser in the preparation of audited and/or pro forma financial statements for the Acquired Companies for the past three fiscal years and any interim periods specified in the rules promulgated under the Exchange Act, including but not limited to making commercially reasonable efforts to ensure that Deloitte Touche Tohmatsu is available and duly authorized to assist Purchaser and audit such financial statements, all at the expense of Purchaser.
     6.5 Access to Books and Records. Hanny Holdings shall afford to Purchaser, its accountants and counsel, during normal business hours, upon reasonable request and at the expense of Purchaser, access to the books and records of Seller at any time in the possession of Hanny Holdings. After the Closing Date, Hanny Holdings shall hold all of the books and records of Seller pertaining to Acquired Assets and the Acquired Companies that are now in, or that shall hereafter come into, its possession in accordance with Hanny Holdings’ retention policies in effect from time to time for a period of not less than two years from the Closing Date and, if it thereafter, at any time within seven (7) years after the Closing, proposes to destroy or dispose of any such books and records, including any transfer to a third party, it shall first offer in writing given at least sixty (60) days prior to such proposed destruction or disposition to surrender them to Purchaser at the sole expense of Purchaser. In the event that and for so long as Purchaser is actively contesting or defending against any Litigation in connection with any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction existing or occurring on or prior to the Closing Date involving Acquired Assets, Hanny Holdings shall, and shall cause its Affiliates to, cooperate in the contest or defense and provide such testimony and access to its books and records, in each case as may be reasonably necessary in connection with the contest or defense. Such cooperation shall be provided at the cost and expense of Purchaser, except if and to the extent that Purchaser is entitled to indemnification therefor under any applicable provision of this Agreement or the Acquisition Agreement.
VII. GENERAL PROVISIONS
     7.1 Capacity. The parties agree that the Owners are executing this Agreement solely in their capacities as direct and indirect holders of shares in the capital of Seller, Memorex Holdings and Hanny Magnetics (B.V.I.), as applicable. Nothing contained in this Agreement is intended to affect the exercise by any officer, director or employee of any Owner of his or her fiduciary duties as an officer or director of any company.
     7.2 Further Assurances. Each Owner will, upon the request of Purchaser, execute and deliver such documents and take such action reasonably requested by Purchaser to effectuate the purposes of this Agreement and to consummate the transactions contemplated by the Acquisition Agreement.
     7.3 Expenses. Except as otherwise expressly provided in this Agreement, each party will pay its own expenses incurred in connection with this Agreement.
     7.4 Amendment and Waiver. This Agreement may not be amended, nor may any provision of this Agreement or any default, misrepresentation, or breach of warranty or agreement under this Agreement be waived, except in a writing executed by the party against which such amendment or waiver is sought to be enforced. Neither the failure nor any delay by any Person in exercising any right, power or privilege under this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. In addition, no course of dealing between or among any Persons having any interest in this Agreement will be deemed effective to modify or amend any part of this Agreement or any rights or obligations of any Person under or by reason of this Agreement.
     7.5 Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given (i) when delivered if personally delivered by hand (with written confirmation of receipt), (ii) when received if sent by a nationally recognized overnight courier service (receipt requested), (iii) five (5) business days after being mailed, if sent by first class mail, return receipt requested, or (iv) when receipt is acknowledged by an affirmative act of the party receiving notice, if sent by facsimile, telecopy or other electronic transmission device (provided that such an acknowledgement does not include an acknowledgment generated automatically by a facsimile or telecopy machine or other electronic transmission device). Notices, demands and communications to Purchaser and Owners will, unless another address is specified in writing, be sent to the address indicated below:
If to Hanny Holdings, Hanny Magnetics (B.V.I.) or
Memorex Holdings:
Hanny Holdings Limited
8/F., Paul Y. Centre
51 Hung To Road
Kwun Tong, Kowloon
Hong Kong
Attn: Mr. Charles Chan
Facsimile No. (852) 2833 0151
If to ICMAL, ICP or Global Media:
National Westminster House, Le Truchot
St. Peter Port, Guernsey GY14PW
Channel Islands
Attn: Mr. Marc Hollander/Mr. Wayne Tallowin
Facsimile No. (44) 1481 732616
with a copy to:
Investor Asia Limited
1701 Hutchison House
Central, Hong Kong
Attn: Ms. Winnie Fok
Facsimile No. (852) 2810 4188

If to Purchaser:
Imation Corp.
1 Imation Place
Oakdale, Minnesota 55128-3414
Attn: John L. Sullivan, Esq.
Facsimile: (651) 704-4412
With a copy (which shall not constitute notice) to:
Dorsey & Whitney
3008 One Pacific Place
88 Queensway
Hong Kong SAR, China
Attn: Steven C. Nelson, Esq.
Facsimile No. (852) 2524 3000
     7.6 No Third Party Beneficiaries. Nothing expressed or referred to in this Agreement confers any rights or remedies upon any Person that is not a party or permitted assign of a party to this Agreement.
     7.7 Severability. Subject to the provisions of Section 6.3(c), which shall apply to the exclusion of this section in the circumstances to which the former relates, each provision of this Agreement shall, to the extent possible, be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.
     7.8 Complete Agreement This Agreement contains the complete agreement among the parties to this Agreement with respect to the subject matter hereof and supersedes any prior understandings, agreements or representations by or between the parties to this Agreement, written or oral.
     7.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any party to this Agreement without the prior written consent of the other parties to this Agreement. Subject to the foregoing, this Agreement and all of the provisions of this Agreement will be binding upon and inure to the benefit of the parties to this Agreement and their respective successors and permitted assigns.
     7.10 Signatures; Counterparts. This Agreement may be executed in one or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same instrument. A facsimile signature will be considered an original signature.

     7.11 Governing Law. This Agreement shall be governed by the laws of the State of New York, USA, which shall be the proper law hereof notwithstanding any rule or principle of conflict of laws under which any other body of law would be made applicable; provided, however, that the arbitration agreement contained in Section 7.13 and the enforcement of any award rendered pursuant thereto shall be governed by United States federal law to the exclusion of state law.
     7.12 Specific Performance. Subject to the provisions of Sections 6.2(b) and 6.3(b), each of which shall apply to the exclusion of this section in the circumstances to which the former relate, respectively, each of the parties acknowledges and agrees that the subject matter of this Agreement, including the business, assets and properties of the Companies, is unique, that the Purchasing Companies would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached and that the remedies at law would not be adequate to compensate such other parties not in default or in breach. Accordingly, the Owners agree that the Purchaser will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions of this Agreement in addition to any other remedy to which any of the Purchasing Companies may be entitled, at law or in equity. The parties waive any defense that a remedy at law is adequate.
     7.13 Arbitration. Any disputes arising out of or in connection with this Agreement shall be finally settled by arbitration under the Rules of Conciliation and Arbitration of the International Chamber of Commerce by one or more arbitrators appointed in accordance with the said Rules. The arbitration shall be conducted at Los Angeles, California, USA in the English language.
     7.14 Construction. The parties and their respective counsel have participated jointly in the negotiation and drafting of this Agreement. In addition, each of the parties acknowledges that it is sophisticated and has been advised by experienced counsel and, to the extent it deemed necessary, other advisors in connection with the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. The parties intend that each representation, warranty and agreement contained in this Agreement will have independent significance. If any party has breached any representation, warranty or agreement in any respect, the fact that there exists another representation, warranty or agreement relating to the same subject matter (regardless of the relative levels of specificity) that the party has not breached will not detract from or mitigate the fact that the party is in breach of the first representation, warranty or agreement.
     7.15 Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.
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     IN WITNESS WHEREOF, the parties have caused this Inducement Agreement to be executed as of the day and year first written above.

HANNY HOLDINGS LIMITED			IMATION CORP.

By:	Allan Yap Name: Allan Yap Title: Managing Director	By:	Bruce A. Henderson Bruce A. Henderson Chairman and Chief Executive Officer
HANNY MAGNETICS (B.V.I.) LTD
By:	Allan Yap Name: Allan Yap Title: Director
INVESTOR CAPITAL MANAGEMENT ASIA LIMITED
By:	Neil Crocker / Marc Hollander Name: Neil Crocker / Marc Hollander Title: ‘A’ Director / ‘B’ Director
INVESTOR CAPITAL PARTNERS — ASIA FUND L.P. acting through its general partner, Investor Capital Management Asia Limited
By:	Neil Crocker / Marc Hollander Name: Neil Crocker / Marc Hollander Title: ‘A’ Director / ‘B’ Director
GLOBAL MEDIA LIMITED
By:	Neil Crocker / Marc Hollander Name: Neil Crocker / Marc Hollander Title: ‘A’ Director /‘B’ Director
MEMOREX HOLDINGS LIMITED
By:	Allan Yap / Ms. Winnie Fok Name: Allan Yap / Ms. Winnie Fok Title: Director / Director